# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: X4 Pharmaceuticals, Inc, CIK 0001501697
CUSIP: 98420X103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 61 North Beacon Street, 4th Floor, Boston, Massachusetts (MA), 02134
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000947871-24-000161
Filed by CIK 0001055951

## Reporting persons
- ORBIMED ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 134,947; sole dispositive power 0; shared dispositive power 134,947; aggregate amount beneficially owned 134,947 (1.7% of the class)

## Item 1. Issuer
Name of issuer: X4 Pharmaceuticals, Inc
Address of issuer's principal executive offices: 61 North Beacon Street, 4th Floor Boston, Massachusetts 02134

## Item 2. Person Filing
Name of person filing: OrbiMed Advisors LLC
Address of principal business office or, if none, residence:
601 Lexington Avenue, 54th Floor
New York, NY 10022
Citizenship: Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: OrbiMed Advisors LLC: 134,947 warrants to purchase shares of Common Stock
Percent of class: 1.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 134,947 warrants
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 134,947 warrants

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Person hold 134,947 warrants, which upon conversion equals to 1.7% of the shares of Common Stock in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. OrbiMed Advisors LLC exercises investment and voting power over the shares of Common Stock through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon, Member (08/14/2025)